3116069

6/16

Follow-Up Materials

03024208

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

ASIAN DEVELOPMENT BANK

03 JUN 15 7:21

83-2

TR/140.01/KT/2002-371
5 June 2003

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 09 2003
WASH, D.C. 188

Securities and Exchange Commission
Room 1026
450 Fifth Street, NW
Washington DC 20549
U.S.A.

Dear Sirs,

Please find enclosed two (2) copies of ADB's condensed Quarterly Financial Statements for the quarter ended 31 March 2003.

Yours sincerely,

KEITH TAYMAN
Treasury Officer

Enclosure

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

03 JUN 13 AM 7:21

Asian Development Bank

83-2

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
31 March 2003
(Unaudited)

CONTENTS

31 March 2003

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements nor in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from operations.

2.1. Basis of financial reporting

Statutory reporting: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments under FAS No. 138. These two standards are collectively termed "FAS 133." As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2002. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Under FAS 133, two options exist in accounting for derivative instruments: hedge or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in current income, while others have to be reflected in other comprehensive income. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income.

As the application of FAS 133 qualifying hedge criteria would not make the economic risks inherent in ADB's financial assets and liabilities fully evident, ADB has chosen to adopt the non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of the net income.

Supplemental reporting: ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recognized at their fair values, while some others are still at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

To supplement the statutory report, ADB also prepares financial statements under current value basis and pre-FAS 133 basis in this Management's Discussion and Analysis. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, the pre-FAS 133 basis presents the financial informations that is comparable to that in the prior years for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	31 March 2003	31 March 2002	31 December 2002
Net Income	278	89	979
Average Earning Assets	39,249	37,457	38,244
Annual Return on Average Earning Assets	2.83%	0.95%	2.56%
Return on Loans	4.89%	5.89%	5.93%
Return on Investments	3.43%	4.58%	4.26%
Cost of Borrowings	3.65%	5.03%	4.10%
Reserve-to-Loan Ratio	34.76%	28.83%	32.04%
Interest Coverage Ratio	2.06	1.29	1.85
	Pre-FAS 133 Basis		
	31 March 2003	31 March 2002	31 December 2002
Net Income	210	177	754
Average Earning Assets	39,257	37,456	38,244
Annual Return on Average Earning Assets	2.14%	1.89%	1.97%
Return on Loans	4.89%	5.89%	5.93%
Return on Investments	3.43%	4.58%	4.26%
Cost of Borrowings	3.87%	4.69%	4.32%
Reserve-to-Loan Ratio	33.19%	28.71%	30.83%
Interest Coverage Ratio	1.80	1.58	1.65
	Current Value Basis		
	31 March 2003	31 March 2002	31 December 2002
Net Income	237	87	1,183
Average Earning Assets	41,937	39,378	40,680
Annual Return on Average Earning Assets	2.07%	1.57%	2.91%
Return on Loans	3.70%	4.21%	10.53%
Return on Investments	2.98%	3.52%	9.80%
Cost of Borrowings	2.59%	3.12%	9.85%
Reserve-to-Loan Ratio	31.44%	27.38%	28.99%
Interest Coverage Ratio	1.82	1.50	2.02

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 31 March 2003. Current value reflects the exit price for financial instruments with liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of the FAS 133 effect removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment. Table 4 provides a further breakdown of the current value adjustments affecting the current value net income for the period.

Table 2: Condensed Current Value Balance Sheets at 31 March 2003 and 31 December 2002
In thousands of U.S. dollars except ratio

	31 March 2003					31 December 2002
	Reported Basis	Reversal of FAS 133 Effects[1]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 444,015	$ -	$ 444,015	$ -	$ 444,015	$ 503,954
Investments and accrued income	11,263,562	-	11,263,562	-	11,263,562	7,973,645
Securities transferred under securities lending arrangement	1,222,411	-	1,222,411	-	1,222,411	1,129,208
Loans outstanding and accrued interest	28,006,219	(1,070)	28,005,149	2,083,309	30,088,458	32,011,270
Less: Allowance for loan losses and unamortized front end fee	(93,456)	-	(93,456)	-	(93,456)	(89,167)
Equity investment	209,278	-	209,278	-	209,278	211,267
Receivable from members	313,762	-	313,762	(127,488)	186,274	181,492
Receivable from swaps						
Investments	761,334	(9,552)	751,782	9,552	761,334	511,937
Borrowings	10,594,695	(660,224)	9,934,471	660,224	10,594,695	9,231,868
Other assets	747,460	-	747,460	-	747,460	473,566
TOTAL	$53,469,280	$(670,846)	$52,798,434	$2,625,597	$55,424,031	$52,139,040
Borrowings and accrued Interest	$28,031,410	$ (6,645)	$28,024,765	$2,110,365	$30,135,130	$28,645,177
Payable for swaps						
Investments	810,681	(19,365)	791,316	19,365	810,681	548,218
Borrowings	10,043,472	(199,109)	9,844,363	199,109	10,043,472	9,027,166
Payable under securities lending arrangement	1,300,407	-	1,300,407	-	1,300,407	1,188,395
Accounts payable and other liabilities	641,078	-	641,078	-	641,078	485,188
Total Liabilities	40,827,048	(225,119)	40,601,929	2,328,839	42,930,768	39,894,144
Paid-in capital	3,292,882	-	3,292,882	-	3,292,882	3,246,837
Net notional MOV Receivable/Payable	(512,846)	-	(512,846)	-	(512,846)	(488,456)
Ordinary reserve	8,460,176	-	8,460,176	(466,055)	7,994,121	8,004,037
Special reserve	184,272	-	184,272	-	184,272	183,764
Surplus	116,645	-	116,645	-	116,645	116,645
Cumulative revaluation adjustment account	147,501	(147,501)	-	-	-	-
Net income[2] – 31 March 2003	277,522	(67,970)	209,552	26,568	236,120	-
Net income[2] – 31 December 2002	977,815	(224,756)	753,059	429,010	1,182,069	1,182,069
Accumulated other comprehensive income	(301,735)	(5,500)	(307,235)	307,235	-	-
Total Equity	12,642,232	(445,727)	12,196,505	296,758	12,493,263	12,244,896
TOTAL	$53,469,280	$(670,846)	$52,798,434	$2,625,597	$55,424,031	$52,139,040

[1] Translated using exchange rates at transaction date.

[2] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements
In thousands of U.S. dollars

	31 March 2003			31 March 2002
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$396,884	$ -	$ 396,884	$422,498
From investments	82,824	-	82,824	81,924
From other sources-net	24,253	-	24,253	2,452
Total Income	503,961	-	503,961	506,874
EXPENSES				
Interest and other financial expenses	262,839	-	262,839	307,010
Administrative expenses	29,240	-	29,240	22,174
Provision for possible losses	1,822	(1,822)	-	-
Total Expenses	293,901	(1,822)	292,079	329,184
OPERATING INCOME – Before FAS 133 Adjustment	210,060	1,822	211,882	177,690
FAS 133 adjustment	67,970	(67,970)	-	-
Current value adjustments	-	26,568	26,568	(90,076)
Provision for possible losses charged	-	(1,822)	(1,822)	(326)
Net Income	278,030	(41,402)	236,628	87,288
Appropriation of guarantee fees to Special Reserve	(508)	-	(508)	(148)
NET INCOME AFTER APPROPRIATION	$277,522	$ (41,402)	$ 236,120	$ 87,140

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 31 March 2003					Income Statement Effect Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Asset	Less Prior Year Effects	31 March 2003	31 March 2002
Total Current Value Adjustments on Balance Sheet	$2,083,309	$(9,813)	$(1,649,250)	$(127,488)	$(254,805)	$41,953	$(17,469)
Unrealized Losses on Investments						(9,197)[1]	(59,222)
Accumulated Translation Adjustments						(6,188)[2]	(13,385)
Total Current Value Adjustments						$26,568	$(90,076)

[1]Unrealized losses on the investment portfolio have been moved from Equity portion under the reported basis and included as part of *current value adjustments for current value reporting.*

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals, have been moved from Accumulated Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

Loan portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning. ADB has never suffered a loss on its public sector loans, except losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $2.1 billion or equivalent to 7.4% of ADB's loan balance – from the statutory reported basis of $28 billion to the current value basis of $30.1 billion – reflects the fact that the loans in the portfolio, on average, carry a higher interest rate than the discount rate at which ADB would currently originate similar loans.

Investments and related swaps: Under both the reported and current value basis, the investments and the related swaps held by ADB are carried and reported at fair values. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models.

Equity investments: Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivable from members: Receivables from members consist of unrestricted and may be restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps: The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated using market-based valuation models.

The increase in the valuation of these liabilities of $2.1 billion – equivalent to 7.7% in the value of the borrowings portfolio after swaps from the statutory reported basis of $27.5 billion to the current value basis of $29.6 billion – represents the difference between the average cost of ADB's borrowing portfolio including related financial derivatives and its current value computed based on the relevant market yield curves.

Current value adjustments: The $26.6 million current value adjustment for the three months ended 31 March 2003 ($90.1 million - 2002) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2002 to 31 March 2003. The current value adjustment reflects changes in both interest rates and currency exchange rates.

Current value income: For the first quarter of 2003, net income was $236.6 million under the current value basis compared with $210.1 million pre-FAS 133 income (*see Table 3*). The increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $41.9 million from the valuation of all outstanding financial instruments; $9.2 million loss on investment holding, and $6.2 million of accumulated translation adjustments for the quarter ended 31 March 2003 (*see Table 4*).

2.3. Financial indicators

The review of income and reserve policy undertaken by the Board of Directors in 1997 continued to emphasize on ADB's decisive income indicators - the interest coverage ratio (ICR) and the reserve to loan ratio (RLR).

Reserve-To-Loan ratio: The RLR measured ADB's risk bearing capacity and it is the ratio of total reserves to the sum of the outstanding OCR loan portfolio, equity investments, and guarantees, less cumulative loan loss provision. The RLR measures the adequacy of ADB's earning base relative to its loan assets. ADB's financial policies require that ADB maintain its RLR at about 25 percent. ADB has maintained a relatively comfortable RLR, which at 31 March 2003 was 33.2% under the pre-FAS 133 basis.

Interest coverage ratio: The ICR is another measure of ADB's risk bearing capacity and it is the ratio of net income to financial expenses plus a factor of one. It measures the extent to which net income can fall without jeopardizing ADB's ability to service its debt from current income. ADB's current policy is to ensure that the ICR does not fall below the level of 1.31 times. For the first quarter of this year, ADB's ICR was 1.8 under the pre-FAS 133 basis.

Return on loans and cost of borrowings: The difference (1.24%) between return on loans (4.89%) and borrowing costs (3.65%) for the period ended 31 March 2003 under the statutory basis (*see Table 1*) was primarily attributed to the 60 basis points of lending spread for public sector loans (0.6%), commitment and other loan charges (0.2%), gain in fair value of the borrowing related derivatives (0.3%), and timing difference between the lending cost base rate and average borrowing costs (0.14%).

2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 31 March 2003, ADB's lending headroom available was $15.3 billion ($12.2 billion - 31 December 2002) under the pre-FAS 133 basis. The increase in headroom was principally due to prepayments ($1.7 billion), cancellations ($0.4 billion) and repayments ($0.3 billion) during this period which resulted in the decrease of loans outstanding.

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 31 March 2003, ADB's borrowing headroom available was $11.2 billion ($14.5 billion - 31 December 2002). New borrowings for the quarter of $2.2 billion accounted mainly for the decrease in borrowing headroom.

2.5. Summary of financial performance

For the three months ended 31 March 2003, operating income before FAS 133 adjustment was $210.1 million, compared with $177.4 million of the first quarter of 2002 *(see OCR-2)*. The increase of $32.7 million (representing an 18.4% increase) is predominantly due to the following:

- An increase of $21.8 million in income from other sources resulting from substantial gains on equity investment disposals and a slight increase of $0.9 million in investment income.

- The remaining increase in operating income of $10 million was mainly due to prepayment premium of $43.9 million ($0.5 million - 2002) collected during this period. Excluding the increase of $43.4 million in prepayment premium factor, the net loan income after interest and financial expenses decreased by $24.8 million because interest rates applicable to lending and borrowings during the quarter were lower than the prevailing interest rates in the same period in 2002. In addition, administrative expenses and provision for losses increased by $7.1 million and $1.5 million, respectively for the quarter.

The $68 million FAS 133 adjustment for the three months ended 31 March 2003 ($88.4 million - 2002) represented a rise of $68.6 million in the values of the derivatives net of the $0.6 million amortization of the FAS 133 transition adjustments during the period. The $68.6 million gain in fair value of the derivatives portfolio is primarily attributed to continuous decreasing interest environment and increased swap transactions associated with increased borrowing issuance during the first quarter.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds, which as of 31 March 2003 consisted of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 28 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources: Contributions committed amounted to $22 billion as of 31 March 2003, of which contributions available for loan commitments were $20.9 billion ($20.8 billion – 31 December 2002). Contributions committed but not available as of 31 March 2003 were $1.1 billion ($1.1 billion – 31 December 2002) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. Also, the balance of commitment authority for new loans at the end of March 2003 was negative $54.4 million (positive $32.7 million – 31 December 2002). The negative commitment authority was due to the effect of exchange rate fluctuations and will be covered by the next commitment authority that becomes available.

Moreover, a provision of $90.9 million has been set aside to meet any unfavorable fluctuations due to exchange rate movements in loan disbursements.

Review of Activities: During this period, 3 ADF loans totaling $121.3 million were approved, with no approvals in the same period last year. Disbursements for the period totaled $159.8 million, an increase of 17% from $136.6 million for the same period in 2002.

As of 31 March 2003, 28 public sector loans to Myanmar, and 14 public sector loans to Solomon Islands were in arrears and placed in nonaccrual status.

Investment position: The ADF investment portfolio amounted to $3.5 billion as of 31 March 2003, compared with $3.2 billion as of 31 December 2002. About 26% of the portfolio was invested in bank deposits and 74% in floating and fixed income securities. The financial rate of return on ADF investments during the first quarter of 2003 was 4%, compared with 4.2% during the same quarter in 2002.

The portfolio was denominated in 10 currencies with Euro, Pound sterling, Australian dollar, Canadian dollar, and United States dollar investments comprising 88% of the total.

3.2 Technical Assistance Special Fund

Review of activities: Technical assistance is accounted for on a commitment basis. As of 31 March 2003, total TASF resources amounted to $921.0 million. Of this, $868.9 million had been committed, leaving an uncommitted balance of $52.1 million. During the period, 46 technical assistance grants totaling $28.9 million became effective while an amount of $1.9 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Investment position: As of 31 March 2003, TASF investment portfolio of $154.9 million stood approximately to the same level to that of $155 million as of 31 December 2002. Revenue from investments however, increased from $0.2 million in the first quarter of 2002 to $1.1 million in 2003, due to higher yield in some capital markets.

3.3. Japan Special Fund

Review of activities: The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2003, Japan contributed 2.0 billion yen ($16.6 million equivalent) as a regular contribution to the JSF. During this period, 21 technical assistance grants for the JSF totaling $13.4 million became effective while an amount of $1.4 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $165.4 million as of 31 March 2003.

Investment position: The JSF investment portfolio amounted to $249.9 million as of 31 March 2003, compared with $242.9 million as of 31 December 2002. Investment income decreased by $0.3 million, from $1.3 million in the first quarter of 2002 to $1.0 million in 2003, due to a decrease in the average investment balance.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities: The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF. The ACCSF was terminated on 23 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $26.8 million as of 31 March 2003 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2003, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $8.0 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

		31 March (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 444,015		$ 503,954
INVESTMENTS (Note B)		11,187,570		7,899,533
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,222,411		1,129,208
LOANS OUTSTANDING (Notes D and E) (Including FAS 133 adjustment of $1,070 - 31 March 2003, $1,098 - 31 December 2002, net of allowance for losses of $74,723 - 31 March 2003, $72,477 - 31 December 2002, and unamortized front end fee of $18,733 - 31 March 2003, $16,690 - 31 December 2002).		27,542,848		29,145,236
EQUITY INVESTMENTS (Note F)		209,278		211,267
ACCRUED INCOME		445,907		414,027
RECEIVABLE FROM MEMBERS		313,762		316,547
RECEIVABLE FROM SWAPS (Notes B, E and H)				
Investments (Including FAS 133 adjustment of $9,552 - 31 March 2003, $8,005 - 31 December 2002)	761,334		511,937	
Borrowings (Including FAS 133 adjustment of $660,224 - 31 March 2003, $641,150 - 31 December 2002)	10,594,695	11,356,029	9,231,868	9,743,805
OTHER ASSETS				
Property, Furniture, and Equipment		164,958		164,956
Investment related receivables		411,069		160,003
Miscellaneous (Note G)		171,433		148,607
TOTAL		**$ 53,469,280**		**$ 49,837,143**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes E and H) (Including FAS 133 adjustment of $6,645 - 31 March 2003, $9,221 - 31 December 2002)		$ 27,627,323		$ 25,905,301
ACCRUED INTEREST ON BORROWINGS		404,087		330,712
PAYABLE FOR SWAPS (Notes B, E, and H)				
Investments (Including FAS 133 adjustment of $19,365 - 31 March 2003, $17,167 - 31 December 2002)	810,681		548,218	
Borrowings (Including FAS 133 adjustment of $199,109 - 31 March 2003, $261,793 - 31 December 2002)	10,043,472	10,854,153	9,027,166	9,575,384
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,300,407		1,188,395
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		402,491		230,402
Undisbursed technical assistance commitments (Note J)		58,847		64,845
Miscellaneous (Note G)		179,740		189,941
Total liabilities		40,827,048		37,484,980
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note I)				
Subscribed (SDR34,870,170,000 - 31 March 2003 and 31 December 2002		47,904,291		47,234,435
Less -"callable" shares subscribed		44,535,002		43,912,259
"Paid-in" shares subscribed		3,369,289		3,322,176
Less - subscription installments not due		11,001		10,848
Subscription installments matured		3,358,288		3,311,328
Less - capital transferred to the Asian Development Fund		65,406		64,491
		3,292,882		3,246,837
Net notional amounts required to maintain value of currency holdings		(512,846)		(488,456)
Ordinary Reserve		8,460,176		8,470,092
Special Reserve		184,272		183,764
Surplus		116,645		116,645
Cumulative revaluation adjustments account		147,501		147,501
Net income after appropriation				
For the calendar year 2002		977,815		977,815
For the three months ended 31 March 2003 (OCR-2)		277,522		-
Accumulated other comprehensive income (OCR-4)		(301,735)		(302,035)
Total Capital and Reserves		12,642,232		12,352,163
TOTAL		**$ 53,469,280**		**$ 49,837,143**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
INCOME (Note J)		
From loans	$ 396,884	$ 422,498
From investments (Note B)	82,824	81,924
From other sources - net	24,253	2,452
TOTAL INCOME	503,961	506,874
EXPENSES (Note J)		
Interest and other financial expenses	262,839	307,010
Administrative expenses	29,240	22,174
Provision for losses (Note D)	1,822	326
TOTAL EXPENSES	293,901	329,510
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT	210,060	177,364
FAS 133 ADJUSTMENT (Note E)	67,970	(88,363)
NET INCOME	278,030	89,001
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	508	148
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 277,522**	**$ 88,853**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 327,424	$ 330,752
Interest on investments received	69,140	66,518
Interest and other financial expenses paid	(158,674)	(242,261)
Administrative expenses paid	(31,627)	(29,633)
Technical assistance disbursed	(6,072)	(747)
Others - net	(10,174)	(3,503)
Net Cash Provided By Operating Activities	190,017	121,126
CASH FLOWS FROM INVESTING ACTIVITIES		
Net purchases of investment securities	(3,308,526)	(992,015)
Principal collected on loans	1,935,812	388,996
Loans disbursed	(392,058)	(397,884)
Net swaps	(2,873)	-
Others	29,297	(6,868)
Net Cash Used in Investing Activities	(1,738,348)	(1,007,771)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	2,182,362	2,538,973
Bonds purchased for redemption and borrowings redeemed	(637,195)	(1,657,351)
Issuance expenses paid	(18,642)	(229)
Payments from members	2,978	3,095
Net currency swaps	(37,650)	10,652
Net Cash Provided by Financing Activities	1,491,853	895,140
Effect of Exchange Rate Changes on Due from Banks	(3,461)	(659)
Net (Decrease) Increase in Due from Banks	(59,939)	7,836
Due from Banks at Beginning of Period	503,954	99,896
Due from Banks at End of Period	$ 444,015	$ 107,732

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 12,352,163		$ 10,874,223
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 278,030		$ 89,001	
Other comprehensive income for the period	300	278,330	(57,760)	31,241
Change in SDR values		46,045		(20,740)
Change in Ordinary Reserve		(9,916)		3,956
Notional MOV		(24,390)		9,045
Balance at end of period		**$ 12,642,232**		**$ 10,897,725**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	FAS 133 Adjustments and Amortizations **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gain (Loss) **(Unaudited)**		Accumulated Other Comprehensive Income (Loss) **(Unaudited)**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Balance, 1 January	$ (20,331)	$ (54,898)	$ (464,731)	$ (665,472)	$ 183,027	$ 93,325	$ (302,035)	$ (627,045)
Transition adjustment	-	-	-	-	-	-	-	-
Amortization	3,173	12,854	-	-	-	-	3,173	12,854
Other comprehensive income for the period	-	-	6,324	(11,392)	(9,197)	(59,222)	(2,873)	(70,614)
Balance, 31 March	$ (17,158)	$ (42,044)	$ (458,407)	$ (676,864)	$ 173,830	$ 34,103	$ (301,735)	$ (684,805)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2003 and 2002
(Unaudited)

NOTE A - FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

During the first quarter of 2003, ADB adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This is an interpretation of FASB Statement No. 5, "Accounting for Contingencies", No. 57, "Related Party Disclosures", and No. 107 "Disclosure about Fair Value of Financial Instruments", and a rescission of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. ADB, as required by the interpretation, has enhanced its disclosures accordingly. In addition, ADB is in the process of evaluating the potential impact of the initial recognition and measurement provisions of this interpretation, which are required to be applied on a prospective basis, to guarantees issued or modified after 31 December 2002.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS AND SWAP TRANSACTIONS

All investment securities and negotiable certificate of deposits held as of 31 March 2003 and 31 December 2002 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." All derivative instruments are marked to market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments by contractual maturity as of 31 March 2003 and 31 December 2002 are as follows:

	31 March	31 December
Due in one year or less	$ 5,701,207,000	$2,772,725,000
Due after one year through five years	3,907,660,000	3,642,931,000
Due after five years through ten years	1,578,703,000	1,483,877,000
Total	$11,187,570,000	$7,899,533,000

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $330 million.

NOTE C - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS AND GUARANTEES

As of 31 March 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March	31 December
Indonesia	$ 7,720,171,000	$ 7,799,928,000
China, People's Republic of	5,947,037,000	6,152,455,000
Korea, Republic of	3,915,278,000	3,921,433,000
India	3,084,603,000	4,326,459,000
Philippines	2,517,728,000	2,551,482,000
Pakistan	2,310,171,000	2,352,958,000
Other (individually less than 5% of total loans)	2,141,316,000	2,129,688,000
Total loans	$27,636,304,000	$29,234,403,000
Allowance for possible losses	(74,723,000)	(72,477,000)
Unamortized front-end fee	(18,733,000)	(16,690,000)
Net loans outstanding	$27,542,848,000	$29,145,236,000

Loans outstanding as of 31 March 2003 include loans to the private sector amounting to $353,601,000 ($327,237,000 - 31 December 2002).

Two public sector loans to Myanmar and one to Nauru were in non-accrual status but were considered unimpaired as of 31 March 2003 (two to Myanmar and one to Nauru - 31 December 2002). The principal outstanding of the loans placed in non-accrual status as of 31 March 2003 was $3,202,000 ($3,199,000 - 31 December 2002), of which $1,132,000 ($1,129,000 - 31 December 2002) was overdue. The increase in amount was due to translation adjustments.

Thirteen private sector loans were in non-accrual status as of 31 March 2003 (thirteen - 31 December 2002). The principal amount outstanding of private sector loans placed in non-accrual status as of 31 March 2003 was $83,731,000 ($83,874,000 - 31 December 2002), of which $71,248,000 ($69,891,000 - 31 December 2002) was overdue.

No loan loss provisions have been made against loans guaranteed by members, but provisions have been made against private sector loans. *(See Note J.)*

The changes in the allowance for loan losses during the first quarter of 2003 are as follows:

Balance - 1 January 2003	$72,477,000
Provision during the quarter	2,290,000
Translation adjustments	(44,000)
Balance - 31 March 2003	$74,723,000

The undisbursed balance of approved loans as of 31 March 2003 was $13,104,921,000 ($13,737,943,000 - 31 December 2002). This included an undisbursed balance of approved private sector loans amounting to $343,919,000 ($354,970,000 - 31 December 2002). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $79,260,000 ($85,311,000 - 31 December 2002).

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While ADB's guarantees do not necessarily require applicable government counterguarantees, all ADB's outstanding guarantees as of 31 March 2003 were counterguaranteed by its concerned government. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the member, on demand, or as ADB may otherwise direct. Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As at 31 March 2003 and 31 December 2002, the outstanding amount and present value of ADB's guarantee obligations covered:

	31 March 2003		31 December 2002	
	Outstanding Guaranteed Amount	Present Value	Outstanding Guaranteed Amount	Present Value
Partial Credit Guarantees	$1,019,379,000	$500,470,000	$1,030,871,000	$499,090,000
Political Risk Guarantees	97,025,000	60,433,000	86,939,000	54,062,000
	$1,116,404,000	$560,903,000	$1,117,810,000	$553,152,000

None of these amounts were subject to call. The outstanding guaranteed amounts represent the amounts utilized under the related loans, which have been disbursed as of the end of a reporting period and were not included in reported loan balances. The outstanding amounts represents the maximum potential amount of undiscounted future payments that ADB could be required to make under these guarantees.

At 31 March 2003, the nominal amount of the partial credit and political risk guarantees facilities were $1,019,379,000 and $251,000,000, respectively ($1,030,871,000 and $251,000,000 - 31 December 2002).

NOTE E - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE F - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of

AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2002). ADB together with other financiers renewed the revolving credit facility provided to AFIC in October 2002 up to a maximum aggregate principal amount outstanding at any time of $36,000,000 ($36,000,000 - 31 December 2002). ADB's obligation amounts to $16,000,000, of which, at 31 March 2003, the outstanding loan was $1,778,000 ($4,444,000 - 31 December 2002). This amount has been included in "Loans Outstanding."

NOTE G - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are amounts receivable from and payable to the following related funds as of 31 March 2003 and 31 December 2002:

	31 March	31 December
Amounts Receivable from:		
Asian Development Fund	$30,639,000	$20,474,000
Technical Assistance Special Fund	23,000	60,000
Japan Special Fund	155,000	230,000
Asian Development Bank Institute Special Fund	209,000	72,000
Agency Trust Funds	543,000	111,000
Total	$31,569,000	$20,947,000
Amounts Payable to:		
Staff Retirement Plan	$ 4,233,000	$12,150,000

NOTE H - BORROWINGS AND SWAPS

The weighted average cost of borrowings outstanding as of 31 March 2003 after adjustment for currency and interest rate swap activities, was 3.65% (4.10% - 31 December 2002).

NOTE I - CAPITAL STOCK

The authorized capital stock of ADB as of 31 March 2003 consisting of 3,490,994 shares amounted to SDR34,909,940,000. Of the authorized shares, 3,487,017 shares have been subscribed, of which 3,241,762 shares are "callable" and 245,255 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 31 March 2003, the value of the SDR in terms of the current United States dollar was $1.37379 ($1.35458 - 31 December 2002) giving a value for each share of ADB's capital equivalent to $13,737.90 ($13,545.80 - 31 December 2002).

NOTE J - INCOME AND EXPENSES

The average yield on the loan portfolio was 4.89% (5.89% - 2002) for the three-month period ended 31 March 2003.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2003, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.43% (4.58% - 2002). If unrealized gains and losses were included, the annualized rate of return would have been 3.34% (3.66% - 2002).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2003 were apportioned between Ordinary Capital Resources and the Asian Development Fund according to the number of loans and equity investments expected to be approved over the year. Of the total administrative expenses net of recovered expenses for the three-month period ended 31 March 2003 of $61,889,000 ($54,438,000 - 2002), $30,638,000 ($25,214,000 - 2002) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $2,300,000 ($7,050,000 – 31 March 2002) related to new loans for the period ended 31 March 2003.

In April 2001, the Board of Directors approved financing of technical assistance (TA) directly from the current income. The full amount of TA commitments is to be charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES" in the year of commitment. As of 31 March 2003, TA commitments amounted to $75,960,000 ($75,960,000 - 31 December 2002) out of which $17,113,000 ($11,115,000 - 31 December 2002) had been disbursed.

For the three-month period ended 31 March 2003, provision for losses totaled $1,822,000 ($2,290,000 on provisions for private sector loans and write back of $468,000 on account of equity investments). During the same period in 2002, provision for losses totaled $326,000 ($219,000 on provisions for private sector loans and charges of $107,000 on account of equity investments).

FAS 133 adjustment of $67,970,000 (loss of $88,363,000 - 2002) was made up of mark to market gains on derivatives of $68,630,000 (loss of $80,633,000 - 2002) offset by amortization of the FAS 133 transition adjustments of $660,000 ($7,730,000 - 2002).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS		**31 March (Unaudited)**		**31 December**
DUE FROM BANKS		$ 7,780		$ 10,205
INVESTMENTS (Note B)		3,513,570		3,162,497
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		82,336		112,293
LOANS OUTSTANDING (Note D)		17,355,666		17,232,780
ACCRUED REVENUE		91,139		78,153
DUE FROM CONTRIBUTORS		2,202,770		2,465,316
OTHER ASSETS				
Investment related receivables	$ 26,103		$ 56,007	
Miscellaneous	3,547	29,650	3,056	59,063
TOTAL		**$ 23,282,911**		**$ 23,120,307**

LIABILITIES AND FUND BALANCES	**31 March (Unaudited)**	**31 December**
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Payable under securities lending arrangement (Note C)	$ 84,631	$ 114,192
Advance payments on contributions	16,939	16,472
Payable to related funds (Note E)	30,639	20,474
Investment related payables	25,907	55,817
Miscellaneous	61,945	60,781
Total Liabilities	220,061	267,736
FUND BALANCES		
Amounts available for loan commitments		
Contributed Resources	20,932,862	20,790,249
Set-aside Resources	65,406	64,491
Transfers from Ordinary Capital Resources and *Technical Assistance Special Fund*	233,031	232,951
	21,231,299	21,087,691
Accumulated surplus	1,800,477	1,755,189
Accumulated other comprehensive income (ADF-4)	31,074	9,691
Total Fund Balance	23,062,850	22,852,571
TOTAL	**$ 23,282,911**	**$ 23,120,307**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
REVENUE		
From loans	$ 42,096	$ 36,033
From investments (Note B)	33,789	27,485
From other sources - net	47	37
TOTAL REVENUE	75,932	63,555
EXPENSES		
Financial expenses	4	1
Administrative expenses (Note E)	30,639	25,214
TOTAL EXPENSES	30,643	25,215
EXCESS OF REVENUE OVER EXPENSES	$ 45,289	$ 38,340

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 32,717	$ 28,608
Interest on investments received	31,393	21,396
Cash received from other sources	47	37
Administrative expenses paid	(20,478)	(7,053)
Net Cash Provided by Operating Activities	43,679	42,988
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(284,189)	(278,607)
Principal collected on loans	66,675	53,652
Loans disbursed	(156,326)	(131,993)
Net Cash Used in Investing Activities	(373,840)	(356,948)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	327,729	325,948
Net Cash Provided by Financing Activities	327,729	325,948
Effect of Exchange Rate Changes on Due from Banks	7	701
Net (Decrease) Increase in Due from Banks	(2,425)	12,689
Due from Banks at Beginning of Period	10,205	6,293
Due from Banks at End of Period	$ 7,780	$ 18,982

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 22,852,571		$ 19,887,498
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 45,289		$ 38,340	
Other comprehensive income for the period	21,383	66,672	(25,351)	12,989
Change in amount available for loan commitments from Contributed Resources		142,613		(104,528)
Change in SDR value of Set-Aside Resources		914		(415)
Change in value of transfers from TASF		80		(30)
Balance at end of period		**$ 23,062,850**		**$ 19,795,514**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Balance, 1 January	$ (10,429)	$ (208,980)	$ 20,120	$ 15,127	$ 9,691	$ (193,853)
Other comprehensive income for the period	21,427	(11,740)	(44)	(13,611)	21,383	(25,351)
Balance, 31 March	$ 10,998	$ (220,720)	$ 20,076	$ 1,516	$ 31,074	$ (219,204)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated.

Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions and are not intended to be a presentation in accordance with generally accepted accounting principles. These special purpose financial statements have been prepared to comply with Article IV, Section 4.01 of the Regulations of ADF.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 31 March 2003 and 31 December 2002 are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments by contractual maturity as of 31 March 2003 and 31 December 2002 are as follows:

	31 March	31 December
Due in one year or less	$2,217,367,000	$1,708,610,000
Due after one year through five years	1,296,203,000	1,453,887,000
Total	$3,513,570,000	$3,162,497,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2003, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.98% (4.19% - 2002). If unrealized gains and losses were included, the annualized rate of return would have been 3.97% (3.61% - 2002).

NOTE C - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS

As of 31 March 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	31 March	31 December
Bangladesh	$ 4,423,691,000	$ 4,406,296,000
Pakistan	4,184,196,000	4,201,579,000
Sri Lanka	1,732,315,000	1,704,922,000
Vietnam	1,184,066,000	1,136,645,000
Nepal	1,156,765,000	1,154,890,000
Other (individually less than 5% of total loans	4,674,633,000	4,628,448,000
Total loans	$17,355,666,000	$17,232,780,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 31 March 2003 was $495,803,000 ($498,137,000 - 31 December 2002) of which $87,250,000 ($80,420,000 - 31 December 2002) was overdue.

No private sector loan was in nonaccrual status as of 31 March 2003 (nil - 31 December 2002).

The undisbursed balance of approved loans as of 31 March 2003 was $6,582,495,000 ($6,531,120,000 - 31 December 2002).

NOTE E - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the three-month period ended 31 March 2003, included a directly identifiable expenses of $1,000 (nil - 2002) and administration charge amounting to $30,638,000 ($25,214,000 - 2002). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) based on the number of loans and equity investments expected to be approved over the year. The amount of administrative expenses, pending settlement to Ordinary Capital Resources, is reflected as a payable to related funds.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	**31 March (Unaudited)**	**31 December**
DUE FROM BANKS	$ 3,511	$ 1,792
INVESTMENTS (Note B)	154,935	154,965
ACCRUED REVENUE	768	1,143
OTHER ASSETS (Note C)	7,145	7,168
TOTAL	**$ 166,359**	**$ 165,068**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note C)	$ 95	$ 130
UNDISBURSED COMMITMENTS (Note D)	114,189	96,600
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	52,075	68,338
TOTAL	**$ 166,359**	**$ 165,068**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Note B)		$ 1,090		$ 248
From other sources				
Income from conversion of grants into loans	$ 255		$ -	
Others	20	275	83	83
Total		1,365		331
EXPENSES				
Technical assistance (Note D)		27,044		12,947
Financial expenses		1		1
Total		27,045		12,948
REVENUE LESS THAN EXPENSES		(25,680)		(12,617)
EXCHANGE GAIN (LOSSES)		9,417		(264)
DECREASE IN NET ASSETS		(16,263)		(12,881)
NET ASSETS AT BEGINNING OF PERIOD		68,338		81,271
NET ASSETS AT END OF PERIOD		**$ 52,075**		**$ 68,390**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 47	$ 47
Interest on investments received	1,977	1,688
Cash received from other activities	320	108
Technical assistance disbursed	(9,516)	(14,657)
Financial expenses paid	(1)	(1)
Net Cash Used in Operating Activities	(7,173)	(12,815)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	8,804	14,381
Effect of Exchange Rate Changes on Due from Banks	88	(22)
Net Increase in Due from Banks	1,719	1,544
Due from Banks at Beginning of Period	1,792	1,467
Due from Banks at End of Period	$ 3,511	$ 3,011

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2003, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 3.68% (2.41% - 2002).

NOTE C - OTHER ASSETS AND LIABILITIES

As of 31 March 2003, included in other assets and liabilities are amounts receivable from Japan Special Fund and Agency Trust Funds of $10,000 and $2,000, respectively ($13,000 and $18,000 respectively - 31 December 2002) and an amount payable to Ordinary Capital Resources of $23,000 ($60,000 - 31 December 2002).

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first quarter of 2003, a net amount of $1,864,000 ($1,068,000 - 2002) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

	31 March (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 452	$ 1,599	$ 2,051	$ 656	$ 711	$ 1,367
INVESTMENTS (Note B)	45,407	249,913	295,320	60,669	242,871	303,540
EQUITY INVESTMENTS (Note C)	-	107	107	-	106	106
OTHER ASSETS (Note D)	894	9,171	10,065	808	11,298	12,106
TOTAL	**$ 46,753**	**$ 260,790**	**$ 307,543**	**$ 62,133**	**$ 254,986**	**$ 317,119**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 2,167	$ 305	$ 2,472	$ 14,625	$ 417	$ 15,042
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	17,781	95,135	112,916	19,479	94,431	113,910
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	165,350	165,350	-	160,138	160,138
Temporarily restricted	24,764	-	24,764	26,211	-	26,211
	24,764	165,350	190,114	26,211	160,138	186,349
Net Accumulated Investment Income						
Temporarily restricted	2,041	-	2,041	1,818	-	1,818
	26,805	165,350	192,155	28,029	160,138	188,167
TOTAL	**$ 46,753**	**$ 260,790**	**$ 307,543**	**$ 62,133**	**$ 254,986**	**$ 317,119**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
REVENUE FROM INVESTMENTS	-	1,016	1,016	-	-	-
REVENUE FROM OTHER SOURCES	-	30	30	-	10	10
NET ASSETS RELEASED FROM RESTRICTIONS	1,461	-	1,461	94,398	277	94,675
Total	1,461	17,679	19,140	94,398	22,837	117,235
TRANSFER TO JAPAN FUND FOR POVERTY REDUCTION (Note A)	-	-	-	(90,000)	-	(90,000)
EXPENSES						
Technical assistance (Note F)	1,448	11,944	13,392	4,390	11,689	16,079
Administrative expenses	13	214	227	8	271	279
Financial expenses	-	1	1	-	6	6
Total	1,461	12,159	13,620	4,398	11,966	16,364
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	5,520	5,520	-	10,871	10,871
EXCHANGE LOSSES	-	(308)	(308)	-	(594)	(594)
INCREASE IN UNRESTRICTED NET ASSETS	-	5,212	5,212	-	10,277	10,277
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	237	-	237	353	1,341	1,694
NET ASSETS RELEASED FROM RESTRICTIONS	(1,461)	-	(1,461)	(94,398)	(277)	(94,675)
EXCHANGE LOSSES	-	-	-	(1,471)	-	(1,471)
TRANSLATION ADJUSTMENTS	-	-	-	1,216	-	1,216
(DECREASE) INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	(1,224)	-	(1,224)	(94,300)	1,064	(93,236)
(DECREASE) INCREASE IN NET ASSETS	(1,224)	5,212	3,988	(94,300)	11,341	(82,959)
NET ASSETS AT BEGINNING OF PERIOD	28,029	160,138	188,167	99,886	168,243	268,129
NET ASSETS AT END OF PERIOD	**$ 26,805**	**$ 165,350**	**$ 192,155**	**$ 5,586**	**$ 179,584**	**$ 185,170**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
Transfer to Japan Fund for Poverty Reduction	-	-	-	(90,000)	-	(90,000)
Interest on investments received	475	4,301	4,776	853	2,032	2,885
Technical assistance disbursed	(3,029)	(10,622)	(13,651)	(2,108)	(13,227)	(15,335)
Interest assistance paid	(12,536)	-	(12,536)	(9,896)	-	(9,896)
Administrative expenses paid	(56)	(293)	(349)	(72)	(178)	(250)
Financial expenses paid	-	(1)	(1)	-	(6)	(6)
Others - net	1	(274)	(273)	(1,470)	(582)	(2,052)
Net Cash (Used in) Provided by Operating Activities	(15,145)	9,744	(5,401)	(102,693)	10,589	(92,104)
Net Cash Provided by (Used in) Investing Activities						
Net sales (investments)	14,941	(8,856)	6,085	98,823	(8,208)	90,615
Effect of Exchange Rate Changes on Due from Banks	-	-	-	2,990	-	2,990
Net (Decrease) Increase in Due from Banks	(204)	888	684	(880)	2,381	1,501
Due from Banks at Beginning of Period	656	711	1,367	1,315	663	1,978
Due from Banks at End of Period	$ 452	$ 1,599	$ 2,051	$ 435	$ 3,044	$ 3,479

The accompanying notes are an integral part of these financial statements (JSF-4).

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The functional currency of Japan Special Fund (JSF) is the Japanese yen while the reporting currency is the United States dollar. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. An amount of $90 million in the ACCSF account, upon request of Japan, was transferred to the Japan Fund for Poverty Reduction (JFPR). JFPR, established by Japan in May 2000 supporting innovative poverty reduction and related social development activities, is one of the trust funds managed by ADB. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the three-month period ended 31 March 2003, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 1.80% and 1.70%, respectively (0.88% and 1.78% - 2002).

NOTE C - EQUITY INVESTMENTS

ADB used JSF resources to make equity investments in India in 1990. Commencing May 2001, due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $107,000 as of 31 March 2003($106,000 - 31 December 2002).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund transfers as follows:

	31 March	31 December
Amounts Receivable by JSF from:		
ACCSF	$2,167,000	$2,089,000
Cofinanced TA Grant	-	100,000
Total	$2,167,000	$2,189,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 155,000	$ 230,000
Technical Assistance Special Fund	10,000	13,000
Agency Trust Funds	99,000	105,000
	264,000	348,000
ACCSF to: Japan Special Fund	2,167,000	2,089,000
Total	$2,431,000	$2,437,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first quarter of 2003, an amount of $1,478,000 ($183,000 - 2002) was thus written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 31 March 2003, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $24,764,000 ($26,211,000 - 31 December 2002).

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the regular net assets, as concurred by Japan, in order to optimize the use of JSF.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	31 March (Unaudited)		31 December	
DUE FROM BANKS	$	4,161	$	6,300
INVESTMENTS (Note B)		2,918		2,955
PROPERTY, FURNITURE, AND EQUIPMENT		1,023		1,096
OTHER ASSETS		1,770		1,849
TOTAL	**$**	**9,872**	**$**	**12,200**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$	209	$	72
ACCOUNTS PAYABLE AND OTHER LIABILITIES		1,624		1,731
UNCOMMITTED BALANCES (ADBISF-2)		8,039		10,397
TOTAL	**$**	**9,872**	**$**	**12,200**

The accompanying notes are an integral part of these financial statements (ADBISF-4

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From other sources - net		$ 13		$ 2
EXPENSES				
Administrative expenses	$ 1,960		$ 2,204	
Program expenses	277	2,237	400	2,604
REVENUE LESS THAN EXPENSES		(2,224)		(2,602)
EXCHANGE LOSSES - NET		(14)		(17)
TRANSLATION ADJUSTMENTS		(120)		(120)
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(2,358)		(2,739)
NET ASSETS AT BEGINNING OF PERIOD		10,397		9,857
NET ASSETS AT END OF PERIOD		**$ 8,039**		**$ 7,118**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Expenses paid	$ (2,090)	$ (2,415)
Others - net	(3)	(4)
Net Cash Used in Operating Activities	(2,093)	(2,419)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	27	2,374
Net Cash Used in Investing Activities	27	2,374
Effect of Exchange Rate Changes on Due from Banks	(73)	(51)
Net Decrease in Due from Banks	(2,139)	(96)
Due from Banks at Beginning of Period	6,300	2,161
Due from Banks at End of Period	$ 4,161	$ 2,065

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 31 March 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2003, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.004% (0.01% - 2002).